AMERICAN EXPLORATION CORPORATION
700 6th Avenue SW
Suite 1520
Calgary, Alberta
Canada T2P 0T8

October 7, 2013

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Norman von Holtzendorff, Attorney Advisor Ann Nguyen Parker, Branch Chief

Re:	American Exploration Corporation Amendment No. 1 to Preliminary Information Statement on Schedule 14C Filed August 30, 2013 File No. 000-52542

To Whom It May Concern:

On behalf of American Exploration Corporation, a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated September 6, 2013 (the “SEC Letter”) regarding the Preliminary Information Statement on Schedule 14C (the "Preliminary Information Statement").

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

1.           Please be advised that the audited financial statements for Spotlight for fiscal year ended December 31, 2012 and the reviewed financial statements for the six-month period ended June 30, 2013 have been attached as Exhibit A. Also, please be advised that the pro-forma financial information has been provided. Lastly, please be advised that Spotlight was incorporated on March 23, 2012 and all disclosure has been revised for consistency.

Securities and Exchange Commission
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October 7, 2013

2.           Please be advised that the Company intends to file a Current Report on Form 8-K within seventy five days from the date of closing of the merger with Spotlight. Management of the Company does not currently consider the Company a shell nor does management consider the Company a shell prior to the acquisition of Spotlight. Management bases its analysis of the determination of non-shell status on the following:

Rule 12b-2 provides that a "shell company" means a registrant... that has: (i) no or nominal operations; and (ii) either (a) no or nominal assets, (b) assets consisting solely of cash and cash equivalents, or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Further, the Securities and Exchange Commission has issued Rule 144 under Section 4(1) of the Securities Act of 1933, as amended. Rule 144(i) provides as follows:

Unavailability to securities of issuers with no or nominal operations and no or nominal non-cash assets.

1.	This section is not available for the resale of securities initially issued by an issuer defined below:

i.
An issuer other than a business combination related shell company, as defined in Rule 230.405 or an asset backed issuer as defined in Item 1101(b) of Regulation AB (Item 229.1101(b) of this chapter), that has:

A.	No or nominal operations; and
B.	Either:
i.	No or nominal assets;
ii.	Assets consisting solely of cash and cash equivalents; or
iii.	Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

C.	An issuer that has been at anytime previously an issuer described in paragraph (i)(1)(i).

Securities and Exchange Commission
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October 7, 2013

Footnote 32 shell

The Securities and Exchange Commission issued Release 33-8587 to require shell companies that merge with operating companies to file a “super 8-K” shortly after the merger. The part of this release the Company focuses on here in Footnote 32, which reads as follows:

“We have become aware of a practice in which the promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of blank check companies in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction.”

Also of interest is Footnote 32 in this Release:

“One commenter discussed the application of the proposals to “living dead” companies. See letter from Mike Liles, Jr. As described in this comment letter, a “living dead” company is a former operating company with minimal or limited operations. We believe that a former operating company that meets the assets and operations standards in the definition of shell company would be subject to the rules and rule amendments that we are adopting today.”

As management reads this, the Securities and Exchange Commission will also see a “living dead” company as a shell. However, this is nothing more than reiterating the guidelines of Rule 144 as to what is a shell company – minimal operations or assets.

There are certain factors that management believes should be used in determining if a company is a shell including, but not limited to: (i) the time of operation and type of business potential; (ii) a start-up or very early stage company doing an IPO or other going public event and allowing shareholders to resell their stock in the public market; (iii) if the filing is completed less than one year after the company is started; (iv) if the IPO is seeking to raise very few dollars and usually ends up raising less; (v) if management of the company has little or no experience in the supposed business they are creating or have experience in securities, corporate consulting or other specialties closely associated with Wall Street; (vi) if the company intends to engage in a business in relation to oil, gas or mineral rights, or owns rights in entertainment projects that have not been developed; or (vii) if the officers, directors, large shareholders or consultants have launched small companies of the sort described above many times before.

Securities and Exchange Commission
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October 7, 2013

Based on these factors, it is clear that the Company is not a shell. The Company has been in operation since 2006 looking to explore and develop oil and gas properties. Unfortunately, the exploration business has proven difficult for many similar companies across the United States, including the Company, to profit. However, the Company has, since inception, continued its efforts to capitalize on exploration and development of oil and gas properties. Further, the Company has been a fully reporting company under the Securities Exchange Act of 1934, as amended, since 2007 and is curr3ently not seeking to register securities, i.e. conduct an IPO. Management (Steve Harding in particular) has over thirty years of experience in the oil and gas exploration business and devotes a substantial portion of his time to the business operations of the Company.

In its 111-page release on changes to Rule 144, the Securities and Exchange Commission stated in footnote 172 that a start-up business, or one with minimal operations, does not necessarily fit the definition of a shell company. This is a notable change from several years ago when the Securities and Exchange Commission defined a shell company as one with no or nominal assets and no real operations. Most reverse merger practitioners understood “nominal” to mean have less than $1,000,000 in operations or non-cash assets.

We believe that this new definition assists legitimate, smaller companies, like the Company, that trade on the OTC Markets QB and or Bulletin Board that have real operations who can avoid any stigma of being a shell. This gives a much wider berth of how a small business can view their company. A combination of 172 and (other Rule 144 changes) allows an emerging growth company to qualify.

The Facts

As disclosed in the Annual Report on Form 10-K for fiscal year ended December 31, 2012, the Company has been an exploration stage company engaged in the acquisition, exploration and development of oil and gas properties in North America primarily in the United States. Its primary focus was the acquisition of mineral leases located in Mississippi.

The Company had been involved in a large dry gas project in Mississippi resulting in securing certain leases. However, the challenge during 2011 and 2012, and which remains a relevant challenge today, is that investing in dry gas wells is not something most financiers find attractive due to low commodity prices.

Securities and Exchange Commission
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October 5, 2013

In order to ultimately evaluate these assets, the Company entered into a joint venture with Mainland Resources Inc. ("Mainland"), pursuant to which Mainland agreed to drill a well on the Company's behalf in order to earn a working interest in the prospect. Mainland too struggled with financing because of current economic conditions and low commodity prices and, although able to drill the well, Mainland did not have the funds to complete and test the well. Therefore, certain of the leases were lost since there was no completion of the well.

Up to November 2012, the Company retained a twenty percent (20%) working interest in the 8,225 adjoining acres in Mississippi that Mainland initially contributed to the joint venture.  In October 2012, Mainland was not successful at renegotiating the term on the leases held by the Company. Therefore, the 20% interest held by the Company in the leases for the 8,225 acres expired.

Since the expiration of the leases in November 2012, management of the Company has been diligently working with landowners to assess opportunity for the Company to re-lease the lands in Mississippi. This has been a lengthy detailed and onerous process because certain leases were systematically expiring and there were outstanding issues associated with the previous operator that needed to be understood and potentially resolved. The previous operator had abandoned the leases, incompletely compensated contractors and suspended the wellbore in an encumbered state, which requires an enormous amount of time to resolve. Management has devoted a considerable amount of its time during the first eight months of 2013 engaged in discussions and negotiations regarding opportunities to secure the leases. At no point in time during this process or since has the Company ceased working on advancing its business plan of acquiring a leasehold position and/or working interests in wells. Steve Harding, the current Chief Executive Officer, currently maintains excellent dialogue with the leaseholders who are all engaged in evaluating options for the Company to continue advancement of acquiring leases or working interests in these assets.

Moreover, management has constantly been assessing new opportunities for the benefit of the Company and its shareholders (whether those include oil and gas or the merger with Spotlight). Management has continued ongoing discussions not only with the landowner group but with numerous oil and gas groups and/or companies looking to expand their operations with a potential interest in high impact gas projects.

Securities and Exchange Commission
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October 7, 2013

To assist in attracting interest for the Mississippi project, the Company engaged a technical consulting group in April 2013. The process of assessing partnership opportunities for joint venture operations involved providing presentations and other data to numerous potentially interested individuals and companies. In that natural gas prices have somewhat recovered over the past year, management believes this will offer greater opportunity in securing a partner in comparison to the prior challenges presented to the Company.

In addition to this activity, management has devoted a considerable amount of time to the investigation and technical vetting of new projects. Both before and after engagement of the consulting company noted above, numerous oil and gas assets have been technically evaluated with the understanding that should the right project be identified, funding would then be sought to secure the property or asset. Over the past year, a broad range of oil and gas assets were evaluated and assessed of which certain were based in North America and others based internationally.  Oil and gas projects were evaluated in Kentucky, Tennessee, Mississippi, the Alberta Basin in North America as well as in Turkey, Romania and Columbia. This process remains ongoing. Also, a technical evaluation was completed on a potential frac sand mine in southern Montana, which resulted to a letter of intent although the deal was not ultimately consummated.

Management firmly believes that in order to move the Company forward in a positive direction, it has been critical that management remains engaged as a group, which includes its executive officers, legal counsel and auditors. Ongoing salaries for the executive officers have been incurred and accrued.

However, in light of management's recognition of its fiduciary duties and the challenging and volatile natural resource market, the prudent business decision has not only been one of expanding its current business operations regarding oil and gas but introducing sufficient flexibility in its operations to achieve revenues by engaging in the prospective merger with Spotlight. Spotlight was identified as part of a process designed to investigate other non-energy business ventures from which potentially additional opportunity for value creation might be achieved. Spotlight's model is sound, its connections within the bio-medical field are impressive and its management of high integrity. Its connections with research involving cancer lead management to believe that the Company could possibly be at the forefront of innovative treatments. Thus, Cris Grunewald of Spotlight has been appointed as President of the Company and management is working with other consultants in support of the Company's expanding business operations with Spotlight.

Securities and Exchange Commission
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October 7, 2013

The Company maintains that during its lifespan it has had continuous operations, and that such operations as evidenced above were certainly not at any time “nominal.”

Black’s Law Dictionary defines “nominal” as: “titular; existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like, in comparison to what might properly be expected, as scarcely to be entitled to the name; e.g., a nominal price.  Considering that the Company at the time was and remains a “small business issuer” and that the scope of its business operations involving both the oil and gas industry and Spotlight may have been constrained by its capital resources, at no time did its operational efforts lapse in any degree.  Moreover, at no time have such operations been “not real” or existing in name only, and continue as substantial operations today. These companies represent the backbone of our American economy.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely, American Exploration Corporation

By:	/s/ Steve Harding
Chief Executive Officer